

February 24, 2021

Lei Cao
Chief Executive Officer
Sino-Global Shipping America, Ltd.
1044 Northern Boulevard, Suite 305
Roslyn, New York 11576-1514

      Re: Sino-Global Shipping America, Ltd.
           Registration Statement on Form S-3
           Filed February 16, 2021
           File No. 333-253149

Dear Mr. Cao:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kevin Dougherty at (202) 551-3271 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Anthony W. Basch